UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER  001-34195
CUSIP NUMBER  521050104

(Check one):	☒ Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D	☐Form N-SAR

 For Period Ended: January 31, 2012
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

  Layne Christensen Company

Full Name of Registrant

Former Name if Applicable

  1900 Shawnee Mission Parkway

Address of Principal Executive Office (Street and Number)

  Mission Woods, KS 66205

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of Layne Christensen Company (the “Company”) has been working diligently to complete all of the required information for its annual report on Form 10-K for the year ended January 31, 2012 (the “Form 10-K”), and a substantial part of such information has been completed as of this date, the Company is unable, without unreasonable effort or expense, to complete the computations and disclosures for the Form 10-K on or before April 16, 2012.

We are unable to file a timely Form 10-K because we have not completed our consolidated financial statements and related additional disclosures for the year ended January 31, 2012.  The Company is in the process of completing its annual impairment test of goodwill and other impairment tests associated with its amortized intangibles, which is expected to result in an adjustment to the carrying value of its goodwill and intangibles. We are in the process of determining the amount of the impairment charge, which will require additional disclosures to describe the underlying assumptions and events that resulted in such a charge.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jerry W. Fanksa	913	362-0510
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record a significant net loss for the fiscal year ended January 31, 2012 primarily due to a non-cash impairment charge to reduce goodwill and intangible assets resulting from (1) on-going weakness in municipal spending due to the poor economic environment which has adversely affected the Company's Water Infrastructure Group and (2) changes in the Company's corporate strategy that it began implementing during the fourth quarter of fiscal year 2012. Although the Company’s final results of operation for the fiscal year ended January 31, 2012 are not complete as a result of ongoing efforts to complete the calculations of the non-cash impairment charge, the Company currently expects to record a net loss attributable to Layne Christensen Company of between $55 million and $60 million for fiscal 2012, compared to net income of approximately $30 million for fiscal 2011.

Cautionary Statements

This filing may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Such statements may include, but are not limited to, statements of plans and objectives, statements of future economic performance and statements of assumptions underlying such statements, and statements of management's intentions, hopes, beliefs, expectations or predictions of the future. Forward-looking statements can often be identified by the use of forward-looking terminology, such as "should," "intended," "continue," "believe," "may," "hope," "anticipate," "expects," "goal," "forecast," "plan," "estimate" and similar words or phrases, including, without limitation, statements regarding our estimated impairment charges, estimated results of operations, corporate strategy and future demand for our services. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to: the outcome of our final accounting and audit for fiscal year 2012; the outcome of the ongoing internal investigation into, among other things, the legality, under the Foreign Corrupt Practices Act and local laws, of certain payments to agents and government officials in certain countries in Africa relating to the payment of taxes, the importing of equipment and the employment of expatriates (including any government enforcement action which could arise out of the matters under review or that the matters under review may have resulted in a higher dollar amount of payments or may have a greater financial or business impact than management currently anticipates), our ability to execute on our new corporate strategy, prevailing prices for various commodities, slowdowns in the Company's major markets, the availability of credit, the risks and uncertainties normally incident to the construction industry and exploration for and development and production of oil and gas, the impact of competition, the effectiveness of operational changes expected to increase efficiency and productivity, economic and political conditions and foreign currency fluctuations that may affect results of operations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing, and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

Other important risk factors that could affect the outcome of the events set forth in these statements and that could affect our operating results and financial condition are discussed in the company's Annual Report on Form 10-K for the fiscal year ended January 31, 2011 and in the Company's subsequent filings with the Securities and Exchange Commission made prior to or after the date hereof. Layne undertakes no obligation to review or update any forward looking statements to reflect events or circumstances occurring after the date of this filing.

         Layne Christensen Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 17, 2012	By /s/ Jerry W. Fanska
Sr. Vice President – Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.